                       TERRA NOVA ACQUISITION CORPORATION
                               2 BLOOR STREET WEST
                                   SUITE 3400
                        TORONTO, ONTARIO, CANADA M4W 3E2

                                 April 18, 2005

VIA EDGAR AND TELECOPY (202) 942-9516
-------------------------------------
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      TERRA NOVA ACQUISITION CORPORATION (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED JANUARY 31, 2005
         (FILE NO. 333-122439) ( THE "REGISTRATION STATEMENT")
         -----------------------------------------------------

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the
Securities Act of 1933, as amended, acceleration of effectiveness of the
Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Monday, April 18, 2005, or as soon thereafter as practicable.

         In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                               Very truly yours,

                               TERRA NOVA ACQUISITION CORPORATION

                               By: /s/ Jesse Gill
                                   --------------
                                   Jesse Gill
                                   Vice President